Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX TO PROVIDE UPDATE ON REGIONAL BUSINESSES AND

CLIMATE ACTION STRATEGY AT CEMEX DAY ON OCTOBER 7, 2021

MONTERREY, MEXICO. SEPTEMBER 30, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will host the second part of its 2021 CEMEX Day on Thursday October 7, 2021 at 9:00 am ET. The event will be available to the public via a live video webcast presentation.

The presentation will include an update from the regional presidents, the drivers of their business and the outlook of their respective regions. The regional heads include:

•	Jaime Muguiro, President of CEMEX USA.

•	Jesús González, President of CEMEX South, Central America and the Caribbean.

•	Ricardo Naya, President of CEMEX Mexico.

•	Sergio Menéndez, President of CEMEX Europe, Middle East, Africa & Asia.

Additionally:

•	Juan Romero, Executive Vice President of Sustainability, Commercial and Operations Development, will provide a detailed update on the company´s Climate Action agenda; and,

•	Luis Hernandez, Executive Vice President of Digital and Organizational Development, will give an overview of CEMEX´s digital strategy.

A detailed agenda for this event as well as the live video webcast can be accessed at: www.cemex.com/cemex-day-part2-2021

A replay of the video webcast will be available for two weeks after the event.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

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This presentation is to include information that could be relevant to CEMEX investors. While CEMEX does not expect any issues during the event on October 7th, 2021 announced in this press release, we may experience technical difficulties or interruptions that might arise due to issues beyond CEMEX’s control including, but not limited to, using certain methods for the conference call and audio webcast that CEMEX may have not used in the past but that CEMEX could use now because of COVID-19 related health and safety protocols and guidelines. However, all written materials related to CEMEX’s October 7th, 2021 event announced in this press release are expected to be posted in CEMEX´s website (www.cemex.com) and filed with the Mexican Stock Exchange and U.S. Securities and Exchange Commission. The items scheduled to be discussed on the October 7th, 2021 event being announced may change between now and the day of the event. CEMEX assumes no obligation to update or correct the information contained in this press release.

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